UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 6

VITESSE SEMICONDUCTOR CORPORATION

(Name of Subject Company (Issuer))

LLIU100 ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

MICROSEMI CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

928497304

(CUSIP Number of Class of Securities)

David Goren, Esq.

Senior Vice President and Chief Legal and Compliance Officer

Microsemi Corporation

One Enterprise

Aliso Viejo, California 92656

(949) 380-6100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Warren T. Lazarow, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$401,238,831.84	$46,623.95

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 69,285,528 shares of common stock, par value $0.01 per share, of Vitesse Semiconductor Corporation (the “Company”) issued and outstanding multiplied by the offer price of $5.28 per share as of March 27, 2015; (ii) 3,043,024 shares of common stock of the Company potentially issuable upon conversion of outstanding in-the-money stock options as of March 27, 2015 multiplied by the offer price of $5.28 per share less the weighted average exercise price for such options of $3.34 per share, (iii) 3,233,651 shares of common stock of the Company subject to outstanding restricted stock units as of March 27, 2015, multiplied by the offer price of $5.28 per share, and (iv) up to 430,000 shares of common stock of the Company which constitutes the maximum number of shares that may be issued prior to the expiration of the Offer under the Amended and Restated 2011 Employee Stock Purchase Plan of the Company multiplied by the offer price of $5.28 per share. The calculation of the filing fee is based on information provided by the Company of March 27, 2015.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $46,623.95	Filing Party: LLIU100 Acquisition Corp. and Microsemi Corporation
Form of Registration No.: Schedule TO	Date Filed: March 31, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).
☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 31, 2015 (together with any amendments and supplements thereto, including that certain Amendment No. 1 filed on April 2, 2015, that certain Amendment No. 2 filed on April 8, 2015, that certain Amendment No. 3 filed on April 13, 2015, that certain Amendment No. 4 filed on April 15, 2015 and that certain Amendment No. 5 filed on April 20, 2015, the “Schedule TO”), by (i) LLIU100 Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Company Shares”), of Vitesse Semiconductor Corporation, a Delaware corporation (the “Company”), at a purchase price of $5.28 per Company Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used in this Amendment No. 6 but not defined herein shall have the respective meaning given to such terms in the Schedule TO.

Items 1 through 11

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of April 27, 2015. Based on information provided by the Depositary, as of the Expiration Date, 60,338,415 Company Shares were validly tendered and not withdrawn in the Offer, representing approximately 79.5% of the sum of (i) the then outstanding Company Shares plus (ii) (without duplication) a number equal to the number of Company Shares issuable upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Company Shares, or other rights to acquire or be issued Company Shares, in each case, with an exercise or conversion price below $5.28 per Company Share. The number of Company Shares tendered into the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Company Shares validly tendered into and not withdrawn from the Offer.

As a result of its acceptance of the Company Shares tendered in the Offer, the Purchaser has sufficient voting power to approve the Merger without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent and Purchaser intend to complete the acquisition of the Company through the Merger as promptly as practicable without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time of the Merger, each Company Share outstanding (other than Company Shares directly owned by the Company and its subsidiaries, Parent or Purchaser, which will be canceled and shall cease to exist, and Company Shares held by stockholders that are entitled to and properly demand appraisal of such Company Shares under the DGCL) will be converted into the right to receive $5.28, net to the selling stockholder in cash, without interest and less any required withholding taxes. Following the Merger, the Company Shares will no longer be listed on NASDAQ Global Market.

On April 28, 2015, Parent issued a press release announcing the results and expiration of the Offer. A copy of the press release is attached hereto as Exhibit (a)(5)(M), and the information set forth in the press release is incorporated herein by reference.”

Item 12.     Exhibits

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit	Exhibit Name

(a)(5)(M)	Press Release Issued by Microsemi Corporation on April 28, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2015	LLIU100 Acquisition Corp.

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Chief Financial Officer and Secretary

Date: April 28, 2015	Microsemi Corporation

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated March 31, 2015.+

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).+

(a)(1)(C)	Notice of Guaranteed Delivery.+

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.+

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.+

(a)(5)(A)	Joint press release issued by Microsemi Corporation and Vitesse Semiconductor Corporation on March 18, 2015 (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on March 31, 2015.+

(a)(5)(C)	Transcript of Microsemi Corporation Analyst/Investor Day, March 18, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Microsemi on March 19, 2015).

(a)(5)(D)	Microsemi Corporation Analyst Day presentation, dated March 18, 2015 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).

(a)(5)(E)	Complaint filed by Jefferson Mattox on behalf of himself and all others similarly situated, on March 23, 2015, in the Court of Chancery of the State of Delaware.+

(a)(5)(F)	Complaint filed by George Gowan on behalf of himself and all others similarly situated, on March 27, 2015, in the Court of Chancery of the State of Delaware.+

(a)(5)(G)	Complaint filed by Bernard McGoey on behalf of himself and all others similarly situated, on March 30, 2015, in the Court of Chancery of the State of Delaware.+

(a)(5)(H)	Press Release issued by Microsemi Corporation on April 8, 2015+

(a)(5)(I)	Complaint filed by Patricia Mroz on behalf of himself and all others similarly situated, on April 2, 2015, in the Court of Chancery of the State of Delaware.+

(a)(5)(J)	Complaint filed by Debbie Koenig on behalf of himself and all others similarly situated, on April 7, 2015, in the Court of Chancery of the State of Delaware.+

(a)(5)(K)	Complaint filed by Mark Durbin on behalf of himself and all others similarly situated, on April 8, 2015, in the Court of Chancery of the State of Delaware.+

(a)(5)(L)	Complaint filed by Merrill Davidoff on behalf of himself and all others similarly situated, on April 10, 2015, in the Court of Chancery of the State of Delaware.+

(a)(5)(M)	Press Release Issued by Microsemi Corporation on April 28, 2015.

(b)(1)	Commitment Letter, dated March 17, 2015, with Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).

(b)(2)	Amendment No. 6 to Credit Agreement, dated as of March 31, 2015, by and among Microsemi Corporation, Bank of America, N.A., as administrative agent and collateral agent, the other agents party thereto and the lenders referred to therein (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 000-08866) filed by Microsemi Corporation on April 1, 2015).

(d)(1)	Agreement and Plan of Merger, by and among Microsemi Corporation, LLIU100 Acquisition Corp. and Vitesse Semiconductor Corporation, dated March 17, 2015 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).*

(d)(2)	Tender and Support Agreement, dated March 17, 2015, by and among Microsemi Corporation and certain stockholders of Vitesse Semiconductor Corporation listed on Annex I thereto (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).

(d)(3)	Confidentiality Agreement between Microsemi Corporation and Vitesse Semiconductor Corporation, dated March 13, 2013.+

(d)(4)	Amendment to Confidentiality Agreement between Microsemi Corporation and Vitesse Semiconductor Corporation, dated February 4, 2015.+

(d)(5)	Letter Agreement, dated February 23, 2015 between Microsemi Corporation and Vitesse Semiconductor Corporation.+

(d)(6)	Letter Agreement, dated March 11, 2015 between Microsemi Corporation and Vitesse Semiconductor Corporation.+

(g)	Not applicable.

(h)	Not applicable.

*	Certain schedules have been omitted and Microsemi Corporation agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedules upon request.
+	Previously filed.